EXHIBIT 10.51

AMENDMENT TO SERVICE AGREEMENT

THIS AMENDMENT NO. 2 to SERVICE AGREEMENT ("Amendment No. 2) is made as of the 1st day of May, 2003

BETWEEN:

1)   WARWICK INTERNATIONAL GROUP LIMITED whose registered office is currently at Mostyn, Holywell, Flintshire CH8 9HE, United Kingdom (the "Company"); and

2)   Mr Robert F Ellis of Orchard House, 8 The Steadings, Wicker Lane, Guilden Sutton, Chester CH3 7EL (the "Executive")

WHEREAS, the parties hereto have entered into a Service Agreement dated as of the 1st day of May, 1995 (the "Service Agreement"); and Amendment No. 1 to Service Agreement dated 1st July 1999;

WHEREAS, the parties desire to amend the Service Agreement;

NOW, THEREFORE, in consideration of the mutual representations, warranties, and covenants contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:-

1.   Preamble - Section 1 of the Employment Protection (Consolidation) Act 1978 is superceded by the Employment Rights Act 1996.

2.   Section 4.4 of the Service Agreement is changed to:-

"In the event that the Company should be controlled by another company or companies outside the Warwick Group acting pursuant to an agreement to which Section 204 of the Companies Act 1985 would have effect then notwithstanding any other term of this Agreement and for a maximum period of thirty six months only after such a change of control the Executive shall be entitled to receive from the Company 36 months written notice of any termination upon notice, and should the Company terminate the Agreement other than in accordance with Clause 19.4 the Executive shall not be obliged to work out his notice and shall further be entitled to liquidated damages in the sum of seventy five per cent of the average aggregate of the Executive's then current gross salary entitlement under Clause 6.1 below together with the Executive's gross bonus paid under Clause 6.2 below in respect of the 3 full Financial Years preceding the termination such average aggregate being multiplied by a factor of 3.0 to reflect the said period of thirty six months by way of compensation for loss of office."

3.   10.1 Private Health Insurance - The Company will pay for private health insurance for the Executive, his spouse or partner and dependent children.

   This clause shall be enforceable by the Executive's spouse or partner or dependents under the Contracts (Rights of Third Parties) Act 1999.

SIGNED on behalf of the Company: /s/ S. J. Watt-Smith, Company Secretary
Date: March 23, 2004

SIGNED by the Executive: /s/ Robert F. Ellis
Date: March 23, 2004